INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2019

(Expressed in U.S. dollars)
(unaudited)

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NOTICE TO READER

These interim condensed consolidated financial statements of Loncor Resources Inc. as at and for the three and six months ended June 30, 2019 have been prepared by management of Loncor Resources Inc. The auditors of Loncor Resources Inc. have not audited or reviewed these interim condensed consolidated financial statements.

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CONTENTS

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

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Loncor Resources Inc.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in U.S. dollars – unaudited)

	Notes	June 30, 2019	December 31, 2018
		$	$
Assets
Current Assets
Cash and cash equivalents		322,061	650,902
Prepaid expenses and deposits		2,822	-
Advances receivable	6	-	50,581
Total Current Assets		324,883	701,483

Non-Current Assets
Property, plant and equipment	8	660,543	20,292
Exploration and evaluation assets	9	28,379,549	28,344,681
Intangible assets	10	1	1
Total Non-Current Assets		29,040,093	28,364,974

Total Assets		29,364,976	29,066,457

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	12	305,600	300,283
Accrued liabilities		19,894	9,971
Due to related parties	7	289,044	260,524
Employee retention allowance	19	179,159	171,867
Lease obligation - current portion	16	190,768	-
Loan	13	44,940	40,041
Current Liabilities		1,029,405	782,686

Common share purchase warrants	14c	2,579	1,539
Lease obligation - long-term portion	16	492,855	-
Total Liabilities		1,524,839	784,225

Commitments and contingencies	20

Shareholders' Equity
Share capital	14	79,376,206	79,376,206
Reserves		8,230,152	8,221,178
Deficit		(59,766,221)	(59,315,152)
Total Shareholders' Equity		27,840,137	28,282,232
Total Liabilities and Shareholders' Equity		29,364,976	29,066,457

Common shares
Authorized		Unlimited	Unlimited
Issued and outstanding		187,389,732	187,389,732

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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Loncor Resources Inc.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in U.S. dollars - unaudited)

		For the three months ended		For the six months ended
	Notes	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
		$	$	$	$
Expenses
Consulting, management and professional fees		35,361	35,883	74,623	41,848
Employee benefits		88,307	33,037	172,554	68,390
Office and sundry		20,365	686	39,158	143,893
Share-based payments	15	7,133	(32)	8,974	1,685
Travel and promotion		44,023	28,296	69,029	55,181
Depreciation	8, 16	49,186	1,105	98,400	1,888
Interest and bank expenses		1,012	791	4,193	3,925
Interest on lease obligations	16	9,048	-	18,434	-
Loss/(gain) on derivative instruments	14c	(3,145)	(15,260)	1,040	(59,122)
Foreign exchange loss/(gain)		5,086	(18,056)	11,624	(55,887)
Loss before other items		(256,376)	(66,450)	(498,029)	(201,801)
Interest and other income	16	22,666	14	46,960	45
Loss and comprehensive loss for the period		(233,710)	(66,436)	(451,069)	(201,756)

Loss per share, basic and diluted	14d	(0.00)	(0.00)	(0.00)	(0.00)

Weighted average number of shares - basic		187,389,732	159,900,173	187,389,732	157,803,947
Weighted average number of shares - diluted		N/A	N/A	N/A	N/A

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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Loncor Resources Inc.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in U.S. dollars - unaudited)

		Common shares				Total
	Notes	Number of shares	Amount	Reserves	Deficit	shareholders'
						equity

Balance at January 1, 2018		158,689,732	$77,286,874	$8,219,502	$(58,650,391)	$26,855,985

Loss for the period		-	-	-	(201,756)	(201,756)

Share-based payments		-	-	1,685	-	1,685

Common shares and warrants issued		28,700,000	2,053,948	-	-	2,053,948

Balance at June 30, 2018		187,389,732	$79,340,822	$8,221,187	$(58,852,147)	$28,709,862

Loss for the period		-	-	-	(463,005)	(463,005)

Share-based payments		-		(9)	-	(9)

Common shares and warrants issued			35,384			35,384

Balance at December 31, 2018		187,389,732	$79,376,206	$8,221,178	$(59,315,152)	$28,282,232

Loss for the period		-	-	-	(451,069)	(451,069)

Share-based payments		-	-	8,974	-	8,974

Balance at June 30, 2019		187,389,732	$79,376,206	$8,230,152	$(59,766,221)	$27,840,137

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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Loncor Resources Inc.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars - unaudited)

		For the three months ended		For the six months ended
		June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
	Notes
		$	$	$	$
Cash flows from operating activities
Loss for the period		(233,710)	(66,436)	(451,069)	(201,756)
Adjustments to reconcile loss to net cash used in operating activities
Depreciation		49,186	1,105	98,400	1,888
Share-based payments	15	7,133	(32)	8,974	1,685
(Gain)/loss on derivative instruments		(3,145)	(15,260)	1,040	(59,122)
Accretion of lease liability	16	9,048	-	18,434	-
Employee retention allowance	19	7,292	(4,231)	7,292	(9,845)
Changes in non-cash working capital
Advances receivable		-	130,679	50,581	114,415
Prepaid expenses and deposits		(2,822)	48,794	(2,822)	48,914
Due from related parties		-	4,787	-	4,518
Accounts payable		(25,713)	258,152	2,218	232,063
Accrued liabilities		9,923	(154,097)	9,923	(33,339)
Net cash (used in) provided from operating activities		(182,808)	203,461	(257,029)	99,421

Cash flows from investing activities
Purchase of property, plant and equipment		-	(5,699)	-	(5,699)
Acquisition of mineral properties		-	(450,942)	-	(450,942)
Expenditures on exploration and evaluation assets		(778,667)	(604,542)	(1,437,235)	(1,126,586)
Net cash used in investing activities		(778,667)	(1,061,183)	(1,437,235)	(1,583,227)

Cash flows from financing activities
Proceeds from share and warrant issuance, net of issuance costs		-	2,053,948	-	2,053,948
Loan	13	(2,000)	147,479	4,899	185,533
Lease obligation payments	16	(41,695)	-	(73,917)	-
Due to related parties		25,813	(114,778)	28,520	(42,484)
Funds received from Barrick		788,207	560,413	1,405,921	1,065,758
Net cash provided from financing activities		770,325	2,647,062	1,365,423	3,262,755

Effect of foreign exchange on cash balances		(3,796)	-	-	-
Net (decrease)/ increase in cash and cash equivalents during the period		(194,946)	1,789,340	(328,841)	1,778,949
Cash and cash equivalents, beginning of the period		517,007	9,771	650,902	20,162
Cash and cash equivalents, end of the period		322,061	1,799,111	322,061	1,799,111

Supplemental cash flow information (Note 18)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

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Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(Expressed in U.S. dollars, except for per share amounts - unaudited)

1.  CORPORATE INFORMATION

Loncor Resources Inc. (the "Company") is a corporation governed by the Ontario Business Corporations Act. The principal business of the Company is the acquisition and exploration of mineral properties.

These interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2019 include the accounts of the Company and of its wholly owned subsidiaries in the Democratic Republic of the Congo (the “Congo”), Loncor Resources Congo SARL, Devon Resources SARL and Navarro Resources SARL, and in the U.S., Nevada Bob’s Franchising, Inc.

The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.  BASIS OF PREPARATION

a)	Statement of compliance

These interim condensed consolidated financial statements as at and for the three and six month period ended June 30, 2019 have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements in IAS 1 Presentation of Financial Statements (“IAS 1”). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended December 31, 2018, which include information necessary to understand the Company’s business and financial statement presentation.

b)	Continuation of Business

The Company incurred a net loss of $233,710 and $451,069 for the respective three and six months ended June 30, 2019 (three and six months ended June 30, 2018 - $66,436 and $201,756) and as at June 30, 2019 had working capital deficit of $704,522 (December 31, 2018 - $81,203).

The Company’s ability to continue operations in the normal course of business is dependent on several factors, including its ability to secure additional funding. Management is exploring all available options to secure additional funding, including equity financing and strategic partnerships. In addition, the recoverability of the amount shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain financing to continue to perform exploration activity or complete the development of the properties where necessary, or alternatively, upon the Company’s ability to recover its incurred costs through a disposition of its interests, all of which are uncertain.

In the event the Company is unable to identify recoverable resources, receive the necessary permitting, or arrange appropriate financing, the carrying value of the Company’s assets and liabilities could be subject to material adjustment. These matters create material uncertainties that cast significant and substantial doubt upon the validity of the going concern assumption.

These interim condensed consolidated financial statements do not include any additional adjustments to the recoverability and classification of certain recorded asset amounts, classification of certain liabilities and changes to the statements of loss and comprehensive loss that might be necessary if the Company was unable to continue as a going concern.

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Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(Expressed in U.S. dollars, except for per share amounts - unaudited)

c)   Basis of measurement

These interim condensed consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets and liabilities which are presented at fair value. These interim condensed consolidated financial statements have also been prepared on an accrual basis, except for cash flow information.

3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently by all group entities and to all periods presented in these consolidated financial statements, unless otherwise indicated.

a)	Basis of Consolidation

i.	Subsidiaries

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as ability to offset these returns through the power to direct the relevant activities of the entity. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. The financial statements of subsidiaries are included in the consolidated financial statements of the Company from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company’s wholly-owned subsidiaries (see note 5).

ii.	Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the consolidated financial statements.

Unrealized gains arising from transactions with associates are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

b)	Use of Estimates and Judgments

The preparation of these interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

c)	Newly Applied Accounting Standards

The Company has adopted IFRS 16 — Leases (‘‘IFRS 16’’) with the date of initial application of January 1, 2019 using the modified retrospective approach. The impact of adoption of IFRS 16 is disclosed in Note 16.

The following policy is applicable from January 1, 2019. In the comparative period, leases were accounted for in accordance with the accounting policy for leases disclosed in the Company’s December 31, 2018 audited annual consolidated financial statements.

Policy applicable from January 1, 2019:

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether:

•	the contract involves the use of an explicitly or implicitly identified asset;

•	the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the contract term;

•	the Company has the right to direct the use of the asset.

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Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(Expressed in U.S. dollars, except for per share amounts - unaudited)

The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease (i.e., the date the underlying asset is available for use).

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the initial amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. Right-of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes a lease liability measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate.

After the commencement date, the amount of the lease liability is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of the lease liability is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments or a change in the assessment to purchase the underlying asset.

The Company presents right-of-use assets in the property, plant and equipment line item on the interim condensed consolidated statements of financial position and the lease liability in the lease obligation line item on the interim condensed consolidated statements of financial position.

Short-term leases and leases of low value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for leases that have a lease term of 12 months or less and do not contain a purchase option or for leases related to low value assets. Lease payments on short-term leases and leases of low value assets are recognized as an expense in the interim condensed consolidated statements of loss and comprehensive loss.

Sub-leases

The Company has assessed and classified its sub-lease arrangement for the office space as an operating lease under IFRS 16, resulting in the Company recognizing payments received from the sub-lease arrangement as lease income while retaining the right-of-use assets and the lease liability in its interim condensed consolidated statements of financial position.

4.  AQUISITIONS

In June 2018, the Company completed the acquisition of all of the issued and outstanding shares of Devon Resources SARL (Devon), a corporation incorporated under the laws of the Congo, for total consideration comprising:

a)	The issuance by the Company of 1,000,000 common shares of the Company valued at Cdn$100,000
b)	The payment of $75,000 in cash
c)	The payment of $190,000 in satisfaction of an outstanding loan provided by Devon to the Company.

Also, in June 2018, the Company completed the acquisition of all of the issued and outstanding shares of Navarro Resources SARL (Navarro), a corporation incorporated under the laws of the Congo, for a total purchase price of $300,000, paid for by the settlement of a $300,000 loan provided by the Company to Navarro.

Both acquisitions have been treated as a purchase of assets for accounting purposes as the requirements for business combinations under IFRS 3 Business Combination had not been met.

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Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(Expressed in U.S. dollars, except for per share amounts - unaudited)

5.  SUBSIDIARIES

The following table lists the Company’s subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Ownership Interest	Principal Activity
Loncor Resources Congo SARL	Democratic Republic of the Congo	100%	Mineral Exploration
Nevada Bob's Franchising, Inc.	Delaware, USA	100%	Dormant
Devon Resources SARL	Democratic Republic of the Congo	100%	Mineral Exploration
Navarro Resources SARL	Democratic Republic of the Congo	100%	Mineral Exploration

6.  ADVANCES RECEIVABLE

	June 30, 2019	December 31, 2018
Advances receivable	$ -	$ 50,581

The balance of $nil at June 30, 2019 (December 31, 2018 - $50,581) previously pertained to advances to employees and suppliers. The balances were non-interest bearing, unsecured and due on demand.

7.  RELATED PARTY TRANSACTIONS

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

     a)      Key Management Remuneration

Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the senior executives reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and six months ended June 30, 2019 and June 30, 2018 was as follows:

	For the three months ended		For the six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018
Salaries	$66,948	$49,440	$134,994	$81,055
Compensation expense-share-based payments	$7,133	$(32)	$8,974	$1,685
	$74,081	$49,408	$143,968	$82,740

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Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(Expressed in U.S. dollars, except for per share amounts - unaudited)

   b)      Other Related Party Transactions

As at June 30, 2019, an amount of $162,196 relating to fees, salary and advances provided to the Company was due to Arnold Kondrat, a director and officer of the Company (December 31, 2018 - $99,206). Total salary accrued to Arnold Kondrat for the three and six months ended June 30, 2019 was $21,948 and $44,994 respectively (for the three and six months ended June 30, 2018 – fees of $25,744 and $52,559 respectively).

As at June 30, 2019, an amount of $126,848 was due to Gentor Resources Inc. (a company with common directors) related to common expenses (December 31, 2018 - $161,318).

The amounts included in due to related party are unsecured, non-interest bearing and are payable on demand.

8.  PROPERTY, PLANT AND EQUIPMENT

The Company’s property, plant and equipment are summarized as follows:

	Furniture & fixtures	Office & Communication equipment	Vehicles	Field camps and equipment	Right-of- use asset	Leasehold improvements	Total
	$	$	$	$	$	$	$
Cost
Balance at January 1, 2018	151,786	104,202	11,707	425,003	-	84,906	777,604
Additions	5,700	2,900	-	-	-	-	8,600
Disposals	-	-	-	-	-	-	-
Balance at December 31, 2018	157,486	107,102	11,707	425,003	-	84,906	786,204
Additions	-	-	-	-	739,106	-	739,106
Disposals	-	(79,089)	-	(214,878)	-	-	(293,967)
Balance at June 30, 2019	157,486	28,013	11,707	210,125	739,106	84,906	1,231,343

Accumulated Depreciation
Balance at January 1, 2018	136,833	102,879	11,707	425,003	-	84,906	761,329
Additions	2,776	1,809	-	-	-	-	4,585
Disposals	-	-	-	-	-	-	-
Balance at December 31, 2018	139,609	104,688	11,707	425,003	-	84,906	765,912
Additions	1,187	1,263	-	-	96,405		98,856
Disposals	-	(79,089)	-	(214,878)	-	-	(293,967)
Balance at June 30, 2019	140,797	26,862	11,707	210,125	96,405	84,906	570,801

Carrying amounts
Balance at December 31, 2018	17,877	2,414	-	-	-	-	20,292
Balance at June 30, 2019	16,689	1,151	-	-	642,701	-	660,543

During the six months ended June 30, 2019, depreciation in the amount of $456 (six months ended June 30, 2018 - $59) was capitalized to exploration and evaluation assets.

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Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(Expressed in U.S. dollars, except for per share amounts - unaudited)

9.  EXPLORATION AND EVALUATION ASSETS

	North Kivu	Ngayu	Total
Cost
Balance as at January 1, 2018	$10,158,956	$17,324,607	$27,483,563
Additions	122,568	2,756,104	2,878,672
Earn-in Barrick payment	-	(2,619,804)	(2,619,804)
Balance as at December 31, 2018	$10,281,524	$17,460,907	$27,742,431
Additions	58,500	1,382,289	1,440,789
Earn-in Barrick payment	-	(1,405,921)	(1,405,921)
Balance as at June 30, 2019	$10,340,024	$17,437,275	$27,777,299

There is $602,250 of intangible exploration and evaluation expenditures as at June 30, 2019 (December 31, 2018 - $602,250). The intangibles have not been included in the table above.

The Company’s exploration and evaluation assets are subject to renewal of the underlying permits and rights and government royalties.

     a.      North Kivu

The North Kivu project is situated in the North Kivu Province in eastern Congo to the northwest of Lake Edward and consists of various exploration permits. All of these exploration permits are currently under force majeure due to the poor security situation, affecting the Company’s ability to carry out the desired exploration activities. The duration of the event of force majeure is added to the time limit for execution of obligations under the permits. Exploration estimates to date have not advanced to the stage of being able to identify the quantity of possible resources available for potential mining. Under force majeure, the Company has no tax payment obligations and does not lose tenure of mining titles until force majeure is lifted.

     b.      Ngayu

The Ngayu project consists of various exploration permits and is found within the Tshopo Province in the northeast of the Congo, approximately 270 kilometers northeast of Kisangani. The Ngayu project covers part of the Ngayu Archaean greenstone belt which is one of a number of greenstone belts in the north-east Congo Archaean craton that includes the Kilo and Moto greenstone belts. These Archaean greenstone belts are the northwestern extensions of the Lake Victoria greenstone belt terrain that hosts a number of world class gold deposits including Geita and Bulyanhulu.

In 2015, due to a decrease in gold prices coupled with the reduction of the exploration budget, the Company conducted an impairment analysis whereby the carrying value of the Ngayu exploration and evaluation asset as at December 31, 2015 was assessed for possible impairment. The asset’s recoverable amount was calculated applying a fair value of $15 per ounce of gold in the ground, which was provided by a valuation analysis of an independent report on similar African exploration companies, to the Ngayu project’s Makapela estimated mineral resource. Since the carrying value of the asset was determined to be higher than its recoverable amount, an impairment loss of $2,300,000 was recorded during the year ended December 31, 2015. As at December 31, 2017 and 2018, the Company conducted an analysis of various factors and determined that there was no further impairment recognized by IFRS 6, and no evidence to support an impairment reversal. As at June 30, 2019, the Company determined that no impairment charge or gain was required.

     c.      Devon

The Devon properties consist of three (3) exploration permits situated in the province of Haut-Uele in north eastern Congo. These exploration permits were renewed during 2018 and are subject to final DRC Cadastre Minier (CAMI) administrative processing.

     13 of 21

Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(Expressed in U.S. dollars, except for per share amounts - unaudited)

   d.      Navarro

The Navarro properties consist of six (6) exploration permits situated in the provinces of Ituri and Haut-Uele in north eastern Congo.

Randgold Agreement

In January 2016, the Company’s subsidiary, Loncor Resources Congo SARL (“Loncor Congo”), entered into an agreement with Randgold Resources (DRC) Limited (which is now named Barrick Gold (Congo) SARL)(“Barrick”) with respect to a portion of the Company’s Ngayu project. This agreement provides for the potential future establishment of a joint venture special purpose company (“Mining Company”) between Loncor Congo and Barrick. The Mining Company will be established only if exploration activities undertaken by Barrick at the Ngayu project result in an approved completed pre-feasibility study on any gold discovery meeting the investment criteria of Barrick. The agreement does not include certain parcels of land surrounding and including the Makapela and Yindi prospects which are retained by Loncor Congo and do not form part of the agreement.

Loncor Congo shall only be called upon to contribute to the future costs of the Mining Company after the approval of the completed pre-feasibility study. The parties will then (a) contribute to the funding required pro rata to their participating interests (65% for Barrick and 35% for Loncor Congo, less the free carried interest attributable to Congo authorities under applicable law, determined at the time of establishment) once the Mining Company has been established and any mining rights with respect to the area of discovery are transferred to the Mining Company, or (b) be diluted. The decision-making committee of the Mining Company will determine whether the funding is contributed (for the purpose of funding the Mining Company) by way of equity or shareholder loans.

The Devon properties are also part of an agreement with Barrick, with the terms similar to the terms of Barrick’s agreement with Loncor Congo, as summarized above.

10. INTANGIBLE ASSETS

The Company’s intangible assets include licenses and rights. Based on management’s assessment, these intangible assets have been valued at $1 as their fair value is nominal.

11. SEGMENTED REPORTING

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Congo. The operations of the Company are located in two geographic locations, Canada and the Congo. Geographic segmentation of non-current assets is as follows:

June 30, 2019

	Property, plant and		Exploration and
	equipment	Intangible assets	evaluation
Congo	$3,263	-	$28,379,549
Canada	$657,506	$1	-
	$660,543	$1	$28,379,549

December 31, 2018

	Property, plant and		Exploration and
	equipment	Intangible assets	evaluation
Congo	$3,493	-	$28,344,681
Canada	$16,799	$1	-
	$20,292	$1	$28,344,681

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Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(Expressed in U.S. dollars, except for per share amounts - unaudited)

12. ACCOUNTS PAYABLE

The following table summarizes the Company’s accounts payable:

	June 30, 2019	December 31, 2018
Exploration and evaluation expenditures	$100,788	$97,688
Non-exploration and evaluation expenditures	$204,812	$202,595

Total Accounts Payable	$305,600	$300,283

13. LOAN

In June 2018, as part of the closing of the acquisition of Devon, the Company issued an unsecured non-interest-bearing note in the amount $265,000, payable on demand, in satisfaction of the non-share component of the consideration for the Devon acquisition. As at June 30, 2019 the balance of $44,940 (December 31, 2018 - $40,041) was outstanding.

14. SHARE CAPITAL

a)	Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value. All shares issued are fully paid.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series are ranked on parity with the preference shares of every series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company.

b)	Issued share capital

In February 2017, the Company closed a non-brokered private placement of 4,000,000 units of the Company at a price of Cdn$0.12 per unit for gross proceeds of Cdn$480,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.18 for a period of two years. Also, in February 2017, the Company closed a second non-brokered private placement of 1,500,000 units of the Company at a price of Cdn$0.13 per unit for gross proceeds of Cdn$195,000. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.18 for a period of two years.

On June 19, 2018, the Company closed a non-brokered private placement of 1,700,000 common shares of the Company at a price of Cdn$0.10 per share for gross proceeds of Cdn$170,000. Mr. Arnold Kondrat (“Kondrat”), who is President, Chief Executive Officer and a director of the Company, purchased 700,000 of the shares issued under this financing.

On June 26, 2018, private placement and share swap transactions (the “Transactions”) were completed with Resolute Mining Limited (“Resolute”). Pursuant to the private placement Transaction, the Company issued 26,000,000 common shares to Resolute at a price of Cdn$0.10 per share for gross proceeds of Cdn$2,600,000. Pursuant to the share swap Transaction, Resolute purchased 25,000,000 common shares of the Company held by Kondrat in exchange for the future issuance on or before July 16, 2018 by Resolute to Kondrat of Cdn$2,500,000 worth of Resolute ordinary shares (capped at a maximum of 3,000,000 Resolute shares).

In addition, on June 19, 2018 the Company issued 1,000,000 common shares at a price of Cdn$0.10 per share as part of the acquisition of Devon (Note 4).

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Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(Expressed in U.S. dollars, except for per share amounts - unaudited)

As of June 30, 2019, the Company had issued and outstanding 187,389,732 common shares (December 31, 2018 – 187,389,732) and no preference shares are issued and outstanding.

c)	Common share purchase warrants

As at June 30, 2019, the Company had outstanding 2,750,000 (December 31, 2018 – 3,625,000) common share purchase warrants. During the six months ended June 30, 2019, 875,000 common share purchase warrnts expired unexercised and no warrants were forfeited or cancelled (year ended December 31, 2018 – nil). The common share purchase warrants are classified as a liability because they are a derivative financial instrument due to their exercise price differing from the functional currency of the Company. The common share purchase warrants are re-valued at year and period end, with a gain or loss reported on the interim condensed consolidated statement of loss and comprehensive loss. For the six months ended June 30, 2019, the Company recognized a gain of $3,146 in the interim condensed consolidated statement of loss and comprehensive loss representing the change in fair value on this derivative financial instrument (six months ended June 30, 2018 – gain of $59,122). The following table summarizes the Company’s common share purchase warrants outstanding as at June 30, 2019:

		Granted				Exercise			Remaining
	Opening	during			Closing	Price (Cdn	Exercise period		contractual life
Date of Grant	Balance	period	Exercised	Expired	Balance	$)	(months)	Expiry Date	(months)

2016-06-29	875,000	-	-	875,000	-	$ 0.18	36	2019-06-29	0
2017-02-03	2,000,000	-	-	-	2,000,000	$ 0.18	36	2020-02-03	7
2017-02-28	750,000	-	-	-	750,000	$ 0.18	36	2020-02-28	8
	3,625,000	-	-	- 875,000	2,750,000

            The value of the warrants was calculated using the Black-Scholes model and the assumptions at grant date and period end date were as follows:

(i)

Risk-free interest rate: 0.48% - 1.95%, which is based on the Bank of Canada benchmark bonds yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii)	Expected volatility: 49.8% - 179.41%, which is based on the Company’s historical stock prices
(iii)	Expected life: 1 - 2 years
(iv)	Expected dividends: $Nil

d)	Loss per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three and six months ended June 30, 2019 amounting to 187,389,732 (three and six months ended June 30, 2018 – 159,900,173 and 157,803,974 respectively) common shares. The diluted weighted average number of common shares outstanding for the three and six months ended June 30, 2019 amounted to 187,389,732 (three and six months ended June 30, 2018 - 160,666,755 and 158,351,512 respectively) common shares. Stock options and warrants are considered anti-dilutive and therefore are excluded from the calculation of diluted (loss) income per share.

15. SHARE-BASED PAYMENTS

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or consultants of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the last closing price of the shares at the grant date.

Under this Stock Option Plan, 25% of options granted vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date, except for 1,540,000 options granted on June 24, 2019 which shall all vest on the four month anniversary of such grant date.

The following tables summarize information about stock options:

For the six months ended June 30, 2019:

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Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(Expressed in U.S. dollars, except for per share amounts - unaudited)

		During the Period					Weighted
Exercise Price Range (Cdn$)	Opening Balance	Granted	Exercised	Forfeiture	Expired	Closing Balance	average remaining contractual life (years)	Vested & Exercisable	Unvested
0-0.09	2,100,000	2,890,000	-	-	-	4,990,000	3.55	2,100,000	2,890,000

Weighted Average Exercise Price (Cdn$)	0.06	0.08				0.07		0.06

For the six months ended June 30, 2018:

		During the Period				Closing Balance	Weighted	Vested &	Unvested
Exercise Price Range (Cdn$)							average remaining contractual life (years)	Exercisable
Exercise Price	Openning Balance	Granted	Exercised	Forfeiture	Expired

0-0.09	2,400,000	-	-	-	-	2,400,000	2.70	2,400,000	-
Weighted Average Exercise Price (Cdn$)	0.06	-	-	-	-	0.06		0.06	-

There were 2,890,000 stock options granted during the six months ended June 30, 2019. The weighted average fair value of the stock options issued and outstanding as at June 30, 2019 was estimated at Cdn$0.03 per stock option at the grant date (year ended December 31, 2018 – Cdn$0.04) calculated using the Black-Scholes model and the following assumptions at grant date and period end date:

(i)	Risk-free interest rate: 1.46% - 1.60%, which is based on the Bank of Canada benchmark bonds yield 2 year rate in effect at the time of grant for expected life of the stock options;
(ii)	Expected volatility: 30.20% - 70.57%, which is based on the Company’s historical stock prices
(iii)	Expected life: 4 months - 2 years
(iv)	Expected dividends: $Nil

During the six months ended June 30, 2019, the Company recognized in the statement of loss and comprehensive loss as an expense $8,974 (six months ended June 30, 2018 – $1,685) representing the vesting of the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan.

16. LEASE OBLIGATIONS

The Company has in place a lease agreement for the head office location in Toronto, Canada with monthly obligation of U.S. dollar equivalent of Cdn $21,419 to August 2019 and Cdn $25,404 from September 2019 to October 2022.

Effective January 1, 2019, the Company applied IFRS accounting policy and recognized for its office lease agreement a right-of-use asset and a lease liability of $739,106 (Cdn $1,008,331). The right-of-use asset is amortized on a straight-line basis over the lease term. The discount rate used to derive the lease liability was 4.95% .

Changes in the lease obligation for the period ended June 30, 2019 were as follows:

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Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(Expressed in U.S. dollars, except for per share amounts - unaudited)

	June 30, 2019	December 31, 2018
Balance at January 1, 2019	$739,106	$-
Liability settled	$(73,917)	$-
Interest expense	$18,434	$-
Balance - end of the period	$683,623	$-

Current portion	$190,768	$-
Long-term portion	$492,855	$-
Total lease obligation	$683,623	$-

For the six-month period ended June 30, 2019, the Company recognized lease revenues of $41,283 in the interim condensed consolidated statements of loss and comprehensive loss from its sub-lease arrangement with Gentor Resources Inc.

17. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

a)	Fair value of financial assets and liabilities

The interim condensed consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due to related parties, accounts payable, accrued liabilities and the employee retention allowance approximate fair value due to their short-term nature.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•

Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1, 2 and 3 during the reporting period. Cash and cash equivalents are ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value, as maturities are less than three months.

The fair value of warrants (note 14c) would be included in the hierarchy as follows:

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Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(Expressed in U.S. dollars, except for per share amounts - unaudited)

30-Jun-19

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$2,579	-

31-Dec-18

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$1,539	-

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it does not generally enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate item in the interim condensed consolidated statement of loss and comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at June 30, 2019. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had the equal but opposite effect as at June 30, 2019.

	June 30, 2019	December 31, 2018
	Canadian dollar	Canadian dollar
Cash and cash equivalents	3 60,921	8 31,348
Accounts payable and accrued liabilities	(269,734)	(289,994)
Employee retention allowance	(234,471)	(234,471)
Total foreign currency financial assets and liabilities	(143,284)	3 06,883
Foreign exchange rate at June 30, 2019	0 .7641	0 .7330
Total foreign currency financial assets and liabilities in US $	(109,484)	2 24,945
Impact of a 10% strengthening of the US $ on net loss	(10,948)	2 2,495

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Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(Expressed in U.S. dollars, except for per share amounts - unaudited)
d)	Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and advances receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal. The credit risk of advances receivable is, in management opinion, normal given ongoing relationships with those debtors.

The Company limits its exposure to credit risk on any investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of any investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at June 30, 2019 and December 31, 2018 was as follows:

	June 30, 2019	December 31, 2018
Cash and cash equivalents	$322,061	$650,902
Advances receivable	$-	$50,581
	$322,061	$701,483

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets. All financial obligations of the Company including accounts payable of $305,600, accrued liabilities of $19,894, due to related parties of $289,044, employee retention allowance of $179,159, lease obligation of $190,768 and a loan of $44,940 are due within one year.

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment in or loss of part or all of the Company's assets.

g)	Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short-term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

	June 30, 2019	December 31, 2018
Share capital	$79,376,206	$79,376,206
Reserves	$8,230,152	$8,221,178
Deficit	$(59,766,221)	$(59,315,152)
Common share purchase warrants	$2,579	$1,539
	$27,842,716	$28,283,771

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than the Toronto Stock Exchange (“TSX”) which requires adequate working capital or financial resources such that, in the opinion of TSX, the listed issuer will be able to continue as a going concern. TSX will consider, among other things, the listed issuer's ability to meet its obligations as they comedue, as well as its working capital position, quick asset position, total assets, capitalization, cash flow and earnings as well as accountants' or auditors' disclosures in the consolidated financial statements regarding the listed issuer's ability to continue as a going concern.

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Loncor Resources Inc.
NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2019
(Expressed in U.S. dollars, except for per share amounts - unaudited)

18.  SUPPLEMENTAL CASH FLOW INFORMATION

During the periods indicated the Company undertook the following non-cash transactions:

		For the three months ended		For the six months ended
		June 30,		June 30,
	Note		June 30, 2018		June 30, 2018
		2019		2019

Depreciation included in exploration and evaluation assets	8	$226	$55	$455	$114
Exploration and evaluation expenditures by Barrick		$788,207	$560,413	$1,405,921	$1,065,758

19.  EMPLOYEE RETENTION ALLOWANCE

The Company previously had an incentive employee retention policy under which an amount equal to one-month salary per year of service was accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company and/or a related company). To qualify for this retention allowance, an employee was required to complete two years of service with the Company and/or a related company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless other arrangements are made or unless there is a termination due to misconduct, in which case the retention allowance is forfeited. While the retention allowance policy was discontinued by the Company effective December 31, 2017, the retention allowance amounts accrued up to December 31, 2017 remain recorded as a liability in the Company’s consolidated statement of financial position. There is uncertainty about the timing and amount of these potential retention allowance payments. As at June 30, 2019, the Company estimated a total liability for accrued retention allowance of $179,159 (December 31, 2018 - $171,867).

The following table summarizes information about changes to the Company’s employee retention provision during the six months ended June 30, 2019.

$
Balance at December 31, 2017	208,153
Disbursements	(19,547)
Foreign exchange gain	(16,739)
Balance at December 31, 2018	171,867
Foreign exchange loss	7,292
Balance at June 30, 2019	179,159

20.  ENVIRONMENTAL CONTINGENCIES

The Company’s exploration and evaluation activities are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its activities are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future expenditures to comply with such laws and regulations.

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